

November 22, 2010

Mark Klein
Chief Executive and Financial Officer
DAM Holdings, Inc.
52-66 Iowa Avenue
Paterson, NJ 07503

       Re: DAM Holdings, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed on April 15, 2010
       Form 10-Q for Quarter Ended September 30, 2010
       Filed on November 8, 2010
       File No. 000-50370

Dear Mr. Klein:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 6. Management's Discussion and Analysis

Results of Operations, page 13

1.   Please revise future filings to discuss and analyze the reasons for changes in results, rather than merely reciting figures from the income statement.

Item 7. Financial Statements

Comparative Consolidated Balance Sheet, page F-3

2.   Please reconcile for us the amounts presented in the balance sheets to the amounts presented in the footnotes for the following accounts:

        • Inventories;

- Property, plant and equipment; and
- Debt (including the classification between short-term and long-term).

3.   Please tell us how you concluded that inventory and property and equipment were not impaired at December 31, 2009.

Supplemental Schedule of Non-cash Investing and Financing Activities, page F-6

4.   Please reconcile the amount disclosed here as issued for services to the amounts in the Statements of Stockholder's Deficit for both fiscal year 2009 and 2008.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

5.   Please tell us your basis in the accounting literature for classifying motorcycle prototypes as inventory rather than expensing such costs as incurred as research and development costs or depreciating such costs as a component of property and equipment over their expected useful lives.

Note 6. Debt and Commitments

6.   Please tell us and revise future filings to clearly disclose which debt is in default.

Form 10-Q for Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis

7.   Please revise future filings to include a results of operations discussion for the current period compared to the prior period and for the current year to date period compared to the prior year to date period.

Item 4T. Controls and Procedures

8.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise future filings for management's

conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

9. Additionally, please represent to us and revise future filings to include an affirmative statement as to the effectiveness or ineffectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief